LIFE SCIENCES RESEARCH, INC.
METTLERS ROAD, P.O. BOX 2360
EAST MILLSTONE, NJ 08875
(732) 649-9961

April 27, 2007

Dear Stockholder:

The directors and officers of Life Sciences Research, Inc. cordially invite you to attend the Annual Meeting of Stockholders of the Company to be held on May 24, 2007, at 10:00 a.m., local time. The meeting will be held at 53 Street, Urbanizacion Obarrio, Panama, Republic of Panama. Notice of the Annual Meeting, the Proxy Statement and a proxy card are enclosed.

At this year's meeting you will be asked to (i) elect directors and (ii) transact such other business as may properly come before the meeting.

You are urged to mark, sign, date and mail the enclosed Proxy immediately. By mailing your Proxy now you will not be precluded from attending the meeting if you wish. Your Proxy is revocable, and in the event you find it convenient to attend the meeting, you may, if you wish, withdraw your Proxy and vote in person.

Very truly yours,

Andrew H. Baker
Chairman of the Board
and Chief Executive Officer

LIFE SCIENCES RESEARCH, INC.
METTLERS ROAD, P.O. BOX 2360
EAST MILLSTONE, NJ 08875
(732) 649-9961

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 24, 2007

Notice is hereby given that the Annual Meeting of Stockholders (the "Meeting") of Life Sciences Research, Inc., a Maryland corporation (the "Company" or "LSR"), will be held at 53 Street, Urbanizacion Obarrio, Panama, Republic of Panama on May 24, 2007 at 10:00 a.m., local time, for the purpose of considering and voting on the following matters described in the attached Proxy Statement:

1. Election of directors;

2. Transacting such other business as may properly come before the Meeting or any adjournment thereof.

Holders of record of voting common stock at the close of business on April 23, 2007 (the "Record Date") shall be entitled to notice of and to vote at the Meeting or any adjournment thereof. You are invited to attend the Meeting in person. Whether or not you intend to attend the Meeting, please mark, sign, date and return the enclosed Proxy to make certain that your shares are represented at the Meeting. Stockholders who attend the Meeting may vote their shares personally, even though they have previously returned Proxies.

PLEASE NOTE THAT YOU WILL NEED GOVERNMENT ISSUED PHOTO ID AND PROOF THAT YOU OWN LSR STOCK TO BE ADMITTED TO THE MEETING.

The Meeting may be adjourned from time to time without notice other than announcement at the Meeting and any business for which notice of the Meeting is hereby given may be transacted at a reconvened meeting following such adjournment.

Your attention is invited to the attached Proxy Statement.

BY ORDER OF THE BOARD OF DIRECTORS:

Mark L. Bibi
Secretary and General Counsel

Dated: April 27, 2007

LIFE SCIENCES RESEARCH, INC.
METTLERS ROAD, P.O. BOX 2360
EAST MILLSTONE, NJ 08875
(732) 649-9961

PROXY STATEMENT

GENERAL INFORMATION

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies (the "Proxies") by and on behalf of the Board of Directors of Life Sciences Research, Inc., a Maryland corporation ("LSR" or the "Company"), for its Annual Meeting of Stockholders (the "Meeting") to be held at 10:00 a.m., local time, on May 24, 2007 at 53 Street, Urbanizacion Obarrio, Panama, Republic of Panama, or at any adjournment thereof. The Company anticipates that this Proxy Statement and the accompanying form of Proxy will be first mailed or given to the stockholders of the Company on or about April 27, 2007.

The cost of soliciting Proxies will be borne by the Company. Officers and regular employees of the Company, without additional compensation, may solicit Proxies by further mailing, telephone, telegraph, facsimile transmission or by personal conversations. The Company will, upon request, reimburse banks, brokerage firms, nominees, fiduciaries and other custodians for their expenses in forwarding solicitation material to the beneficial owners of the Company's voting common stock, par value $.01 per share (the "Common Stock").

Any Proxy that is properly submitted to the Company may be revoked by the person giving it at any time before it has been voted. Proxies may be revoked by (i) delivering to the Secretary of the Company at or before the Meeting a written notice of revocation bearing a later date than the Proxy, (ii) duly executing a subsequent Proxy relating to the same shares of Common Stock and delivering it to the Secretary of the Company at or before the Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute revocation of a Proxy).

INFORMATION ABOUT VOTING

The persons named in the Proxies will vote the Proxies in accordance with the instructions specified therein. Unless instructed to the contrary in a Proxy that is returned by a stockholder of the Company, the Proxy will be voted FOR the persons named below in the election of the Company's Board of Directors. The persons named in the Proxy will exercise their judgment with respect to other matters which may properly come before the Meeting. The Company is not currently aware of any other matters to come before the Meeting.

If you participate in the Huntingdon Life Sciences Inc. Savings and Investment Plan (the Company's "401(k) Plan"), you may vote shares of Common Stock of the Company credited to your 401(k) account by instructing the trustee of the 401(k) Plan, pursuant to the separate 401(k) Plan instruction card being mailed with this Proxy Statement to plan participants. You should complete and return the 401(k) Plan instruction card to the proxy tabulators at the address set forth on that card. The trustee will vote your shares in accordance with your duly executed instructions received by May 17, 2007. If you do not send instructions, the shares credited to your account will be voted by the trustee in the same proportion that it votes share equivalents for which it did receive timely instructions.

You may also revoke previously given voting instructions by May 17, 2007 by filing with the proxy tabulators either a written notice of revocation or a properly completed and signed voting 401(k) Plan instruction card bearing a later date.

Holders of a majority of the shares of Common Stock of the Company entitled to vote, present in person or represented by proxy, constitute a quorum at the Meeting. Under Maryland law, an abstention is not a vote cast. However, abstentions are counted as present for purposes of establishing the quorum necessary for the Meeting to proceed. Likewise, if a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (a "broker non-vote"), such broker non-vote is counted as present for purposes of establishing the quorum necessary for the Meeting to proceed.

Directors will be elected by a favorable vote of a plurality of the shares of Common Stock present and entitled to vote, in person or by proxy, at the Meeting. Accordingly, abstentions and broker non-votes as to the election of directors will not affect the election of the candidates receiving the plurality of votes. All other matters to come before the Meeting, if any, require the approval of a majority of the shares of Common Stock voted, in person or by proxy, at the Meeting, provided a quorum is present. For purposes of the vote on such matters, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote, although they will count toward the presence of a quorum.

SHARES OUTSTANDING AND VOTING RIGHTS

Holders of record of Common Stock at the close of business on April 23, 2007 (the "Record Date"), will be entitled to vote at the Meeting. The holders of the shares of LSR Common Stock are entitled to one vote per share. Such shares may not be voted cumulatively. As of the Record Date, there were 12,815,382 shares of LSR Common Stock issued and outstanding and entitled to vote held by 2,091 shareholders of record. The presence in person or by Proxy of the holders of at least a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. The directors and executive officers of the Company as a group as of the Record Date (8 persons), who as of the Record Date beneficially owned of record in the aggregate 3,906,646 (approximately 27.8%) of the outstanding shares of Common Stock, have indicated that they intend to vote all such shares FOR all of the proposals set forth herein.

PROPOSAL 1
ELECTION OF DIRECTORS

Nominees to each of the five positions on the Board of Directors of the Company are to be elected at the Meeting. If elected, each will serve for one year or until his successor is elected and qualified. Each such nominee is a current director. The Company does not contemplate that any of the persons named below will be unable or will decline to serve; however, if any such nominee is unable or declines to serve, the persons named in the accompanying Proxy will vote for a substitute, or substitutes, in their discretion.

Listed below are the names and ages of the nominees, the year in which each first became a director and their principal occupations for at least the past five years.

Name and Age	Principal Occupation
Andrew Baker - 58	Andrew Baker was appointed to the Huntingdon Life Sciences Group plc ("Huntingdon") Board as Executive Chairman in September 1998 in connection with his leadership of a rescue plan for Huntingdon. He became a Director and Chairman and CEO of LSR on January 10, 2002. He is a chartered accountant and has operating experience in numerous companies involved in the delivery of healthcare ancillary services. He spent 18 years until 1992 with Corning Incorporated ("Corning") and held the posts of President and CEO of MetPath Inc., Corning's clinical laboratory subsidiary, from 1985 to 1989. He became President of Corning Laboratory Services Inc. in 1989, which at the time controlled MetPath Inc. (now trading as Quest Diagnostics Inc.), and Hazleton Corporation, G. H. Besselaar Associates and SciCor Inc., (all three now trading as Covance Inc.). Since leaving Corning in 1992, Mr. Baker has focused on investing in and developing companies in the healthcare sector including Unilab Corporation ("Unilab"), a clinical laboratory services provider in California where Mr. Baker served as CEO from 1992 to 1996, and Medical Diagnostics Management, a U.S. based provider of radiology and clinical laboratory services to health care payers. In 1997 he formed Focused Healthcare Partners ("FHP"), an investment partnership that acts as general partner for healthcare startup and development companies. In 2005 he formed Alconbury Estates for the purpose of entering into a sale-leaseback transaction with the Company. See "Certain Relationships and Transactions with Related Persons".
Gabor Balthazar - 65	Gabor Balthazar was appointed to the Huntingdon Board as the Senior Independent Non-Executive Director in March 2000. He became a director of LSR on January 10, 2002. He has been active in international marketing and management consulting for almost 30 years. Mr. Balthazar sat on Unilab's board from 1992 until November 1999. From 1985 to 1997 Mr. Balthazar served as a consultant to Frankfurt Consult, the merger/acquisition subsidiary of BHF-Bank, Frankfurt, Germany and to Unilabs Holdings SA, a Swiss clinical laboratory testing holding company, from 1987 to 1992. He is a graduate of the Columbia Law School and the Columbia Business School in New York City. Mr.

	Balthazar serves on the Audit Committee (Chairman), Compensation Committee (Chairman) and Nominating and Corporate Governance Committee.
Brian Cass – 59	Brian Cass, FCMA, CBE, was appointed to the Huntingdon Board as Managing Director/Chief Operating Officer in September 1998 and became a Director and President and Managing Director of LSR on January 10, 2002. Prior to joining Huntingdon he was a Vice President of Covance Inc. and Managing Director of Covance Laboratories Ltd. (previously Hazleton Europe Ltd.) for nearly 12 years, having joined the company in 1979 as Controller. Mr. Cass worked at Huntingdon Research Centre between 1972 and 1974 and has previous experience with other companies in the electronics and heavy plant industries. He has also held directorships with North Yorkshire Training & Enterprise Council Ltd and Business Link North Yorkshire Ltd. In June 2002, in recognition of his contribution to science and professional achievement, Mr. Cass was appointed by the Queen of England as a Commander in the Most Excellent Order of the British Empire.
Afonso Junqueiras – 50	Afonso Junqueiras became a director of LSR on January 15, 2003. He is a civil engineer and has been President and director of a South American private civil engineering firm since 1997. Mr. Junqueiras serves on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.
Yaya Sesay – 64	Yaya Sesay became a director of LSR on January 10, 2003. He served as a senior government official of an African nation for approximately 25 years, culminating in his service as Financial Secretary of the Ministry of Finance for three years. For the past five years, Mr. Sesay has been an international businessman with an interest in the development of pharmaceutical products. Mr. Sesay serves on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee (Chairman).

The Articles of Amendment and Restatement of LSR provide that the directors shall be not less than one in number and there shall be no maximum number of directors. Any director appointed by the Board of Directors holds office only until the next following annual meeting, at which time he shall be eligible for re-election by the stockholders. Directors may be removed from office only for cause.

No director or executive officer has a family relationship with any other director or executive officer.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
AND CERTAIN BENEFICIAL OWNERS

Ownership of Management and Directors

      The following table sets forth certain information known to LSR regarding the beneficial ownership of LSR Common Stock as of the Record Date by: (i) each of LSR's directors and executive officers and (ii) all directors and executive officers as a group. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named below on a given date, any security which such person or persons have the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as noted below, each person has full voting and investment power over the shares indicated.

Name of Beneficial Owner	Amount of Beneficial Ownership	Nature of Beneficial Ownership	Percentage of Class
Andrew Baker	1,715,202	Direct	13.4%
Chairman and Chief Executive Officer	255,500	Vested Options	2.0%
	410,914	Vested Warrants	3.1%
	2,381,616 (1)		17.7%
Gabor Balthazar	2,500	Direct	*
Director	21,250	Vested Options	*
	23,750		*
Mark Bibi	156,561	Direct	1.2%
General Counsel and Secretary	70,455	Vested Options	*
	227,016		1.8%
Brian Cass	455,893	Direct	3.6%
President and Managing Director	255,500	Vested Options	2.0%
	711,393		5.4%
Julian Griffiths	54,076	Direct	*
Vice President of Operations	87,750	Vested Options	*
	141,826		1.1%
Afonso Junqueiras	2,500	Direct	*
Director	1,250	Vested Options	*
	3,750		*
Richard Michaelson	293,242	Direct	2.3%
Chief Financial Officer	120,303	Vested Options	*
	413,545		3.2%

Yaya Sesay	2,500	Direct	*
Director	1,250	Vested Options	*
	3,750		*

All Directors and Executive Officers as a group (8 persons)	3,906,646	27.8%

*Signifies less than 1%. All percentages calculated on the basis of 12,815,382 shares of Common Stock outstanding at the Record Date. Shares subject to issuance upon presently exercisable options or warrants are included in the number of outstanding shares for purposes of calculating that holder's percentage interest, as well as the aggregate percentage interest of all Directors and Executive Officers as a group.

(1) 1,604,001 of such shares are beneficially owned by Focused Healthcare Partners Ltd, a Bahamas corporation that is controlled by Mr. Baker. 490,914 of such shares (including the 410,914 shares subject to presently exercisable warrants noted above) are beneficially owned by Focused Healthcare Partners LLC, a New Jersey limited liability company that is controlled by Mr. Baker.

Ownership of Certain Beneficial Owners

The following table sets forth certain information, to the knowledge of LSR, regarding the beneficial ownership of LSR Common Stock as of the Record Date by all stockholders known by LSR (based on public filings with the Commission, except as otherwise noted) to be the beneficial owners of more than 5% of the outstanding shares of LSR Common Stock. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date when such person has the right to acquire such shares within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as noted below, each person has full voting and investment power over the shares indicated.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned (1)
Andrew Baker c/o Life Sciences Research, Inc. Mettlers Road East Millstone, NJ 08875	2,381,616 (2)	17.7%
Brian Cass c/o Huntingdon Life Sciences Woolley Road Alconbury, Huntingdon Cambridgeshire PE28 4HS England	711,393 (3)	5.4%

(1) Calculated pursuant to Rule 13d-3 promulgated under the Exchange Act and based on 12,815,382 shares of Common Stock outstanding as of the Record Date.

(2) Mr. Baker is the Chairman and Chief Executive Officer of the Company. Includes presently exercisable options to purchase 255,500 shares and presently exercisable warrants to purchase 410,914 shares. As of the Record Date, 1,604,001 of such shares are beneficially owned by Focused

Healthcare Partners Ltd, a Bahamas corporation; 490,914 of such shares (including 410,914 shares subject to presently exercisable warrants) are beneficially owned by Focused Healthcare Partners LLC, a New Jersey limited liability company that is controlled by Mr. Baker. Based on Company records and Form 4's filed by Mr. Baker.

(3)   Mr. Cass is President and Managing Director of the Company. Includes presently exercisable options to purchase 255,500 shares. Based on Company records and Form 4's filed by Mr. Cass.

The Board of Directors and its Committees

The Company's Board of Directors provides oversight and guidance to the Company's senior management in its operation of the Company. The Board reviews significant developments affecting the Company and acts on matters requiring its approval. During summer 2005, in anticipation of obtaining a listing of the Company's Common Stock on the New York Stock Exchange ("NYSE"), the Board conducted a comprehensive review of the Company's corporate governance policies and practices, with a goal of assuring that such practices met all the NYSE's listing standards, as well as all regulations adopted and implemented by the Securities and Exchange Commission (the "SEC"), as well as those under the Sarbanes-Oxley Act of 2002. As a result of that comprehensive review, the Company adopted amended corporate governance procedures; amended its corporate governance charters for its various Board Committees (Audit; Compensation; Nominating and Corporate Governance); and posted such charters on the Company's web site at www.lsrinc.net. Prior to the Company's listing on NYSE Arca in December 2006, the Board and its Committees again conducted a comprehensive review of its corporate governance procedures and charters, and amended these procedures and charters as necessary to assure compliance with NYSE Arca rules and regulations. The current versions of all the Company's corporate governance charters are posted on the Company's website.

LSR has also adopted a Code of Business Conduct and Ethics which is applicable to LSR's employees. The Board has also adopted a Presiding Director policy. These codes and policies are posted on LSR's web site.

The Board has affirmatively determined that three of the five Directors are independent, under the NYSE Arca Listing Standards and LSR's own independence standards. The Directors who have been determined to be independent are: Gabor Balthazar, Afonso Junqueiras and Yaya Sesay.

The non-management members of the Board of Directors meet in executive sessions without the presence of any members of the Company's management.

Meetings of Board of Directors

During 2006 seven (7) meetings of the Board of Directors of LSR were convened and during 2007 through the Record Date one (1) meeting of the Board of Directors was convened. Each of the directors attended all such meetings of the Board (except that Mr. Balthazar and Mr. Sesay each missed one Board meeting) and all members of Board Committees attended all such meetings for the Committee on which he served (except that Mr. Junqueiras missed two Audit Committee meetings).

Audit Committee

The Audit Committee of the Board of Directors of LSR is, among other things, authorized to retain and evaluate the Company's independent accountants; to review and approve any major changes in accounting policy; to review the arrangements for, scope and results of the independent audit; to review and approve the scope of non-audit services to be performed by independent accountants and to consider the possible effect on the independence of the accountants; to review the effectiveness of internal auditing procedures and personnel; to review and discuss earnings press releases; to discuss policies with respect to risk assessment and risk management; to discuss with management the status of pending litigation, taxation matters and other areas of oversight to the legal and compliance area as may be appropriate; to establish confidential, anonymous "whistleblower" complaint procedures; to review LSR's policies and procedures for compliance with disclosure requirements with respect to conflicts of interest and for prevention of unethical, questionable or illegal payments; and to take such other actions as the Board shall from time to time so authorize. Messrs. Balthazar, Junqueiras and Sesay comprise the Audit Committee. Mr. Balthazar serves as Chairman. The Board of Directors has determined that Mr. Balthazar meets the definition of "audit committee financial expert" as such term is defined under SEC rules. Each member of the Audit Committee is considered to be an independent director under SEC and NYSE Arca standards. The Audit Committee of LSR held eight (8) meetings during 2006 and two (2) meetings during 2007 through the Record Date.

The Audit Committee operates under a written charter adopted by the Board of Directors that is posted on LSR's web site. That charter was last reviewed and amended in December 2006.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management is responsible for the Company's financial statements and the financial reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and the independent auditors the Company's audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

Review of Financial Statements and Other Matters with Independent Accountant

The Audit Committee discussed with the Company's independent auditors for the fiscal year ended December 31, 2006, Hugh Scott, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended. In addition, the Audit Committee discussed with Hugh Scott the auditors' independence from the Company and its management including the matters in the written disclosures provided to the Audit Committee as required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and considered the compatibilities of non-audit services with the auditors' independence.

The Committee discussed with Hugh Scott the overall scope and plans for their 2006 audit. The Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee has concluded that Hugh Scott's provision of audit and non-audit services to LSR is compatible with Hugh Scott's independence.

The Committee has selected Hugh Scott to conduct the Company's 2007 audit. Representatives of Hugh Scott will be invited to attend the Annual Meeting.

Audit Fees

Fees for audit services totaled approximately $592,000 in 2006 and $604,000 in 2005, including fees associated with the annual audit and the audit of internal control over financial reporting and the reviews of the Company's quarterly reports on Form 10-Q.

Audit Related Fees

Fees for audit-related services totaled approximately $47,000 in 2006 and $92,000 in 2005. Audit-related services principally include consultation on tax and accounting issues related to a sale-leaseback transaction, consultation on other accounting and internal control matters, including Sarbanes-Oxley requirements and other attest services.

Tax Fees

Fees for tax services, including tax compliance, tax advice and tax planning, totaled approximately $47,000 in 2006 and $25,000 in 2005.

All Other Fees

Hugh Scott, P.C. did not provide any services not described above in 2006 and 2005.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors.

The Audit Committee has considered whether the provision of the foregoing services is compatible with maintaining the principal accountant's independence, and has determined that such independence has been maintained.

Recommendation that Financial Statements be Included in Annual Report

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Other Matters

In accordance with SEC rules, the foregoing information, which is required by paragraphs (a) and (b) of Regulation S-K Item 306, shall not be deemed to be "soliciting material", or to be "filed" with the Commission or subject to the Commission's Regulation 14A, other than as provided in that Item, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

<u>Audit Committee</u>
Gabor Balthazar (Chairman)
Afonso Junqueiras
Yaya Sesay

Nominating and Corporate Governance Committee

The Company originally established a Nominating Committee in January 2002. However, when the membership of the Board changed, the Board determined in March 2003 to discontinue the Nominating Committee, given the small size of the Board (five members). There were therefore no meetings of the Nominating Committee in 2003. That determination was reconsidered and reversed in June 2004, when the Nominating Committee was re-established. In July 2005, as part of the comprehensive corporate governance review undertaken by the Board, the Nominating Committee's charter and responsibilities were expanded under the newly renamed Nominating and Corporate Governance Committee. That charter was last reviewed and amended in March 2006. A copy of the Nominating Committee and Corporate Governance Charter is posted on LSR's website.

The members of the Nominating and Corporate Governance Committee are Messrs. Sesay, Balthazar and Junqueiras. Mr. Sesay serves as Chairman. This Committee met two (2) times during 2006.

The Committee has established as its mission statement:

a. To evaluate and select qualified individuals as nominees for the Board of Directors.

b. To oversee and supervise the nominating process and ensure appropriate procedures are in place for the selection and presentation of qualified candidates.

c. To review, develop, evaluate and recommend to the Board appropriate corporate governance guidelines for the Company.

d. To guide the Board in its annual evaluation of the Board's performance.

e. To engage in such other matters as may from time to time be specifically delegated to this Committee by the Board.

The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Committee considers various potential candidates for director. Candidates may come to the attention of the Committee through current Board members, professional search firms, shareholders or other persons. All candidates must submit information regarding the nominee's background, board experience, industry experience, independence, financial expertise, and other relevant information and are to be interviewed by the Chairman of the Board and at least one member of the Committee. These candidates are evaluated at regular or special meetings of the Committee, and may be considered at any point during the year. As described below, the Committee considers properly submitted shareholder nominations for candidates for the Board. If any materials are provided by a shareholder in connection with the nomination of a director candidate, such materials are forwarded to the Committee. The Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. In evaluating nominations, the Committee seeks to recommend to shareholders a group that can best enable the success of the Company and represent shareholder interests through the exercise of sound judgment using its diversity of experience in various areas.

The criteria for director nominees include: the candidate's professional experience and personal accomplishments; the candidate's independence from the Company and management; the ability of the candidate to attend Board and committee meetings regularly and devote an appropriate amount of effort in preparation for those meetings; the candidate's ability to function as a member of a diverse group; the candidate's recognition of and willingness to confront the special challenges of being an LSR director in view of the animal rights extremist campaign against the Company; and an understanding of the Company's business and industry.

The Committee will consider director candidates recommended by shareholders. Recommendations for consideration for nominees at the annual meeting of shareholders must be received not less than 120 days before the first anniversary of the date of the Company's proxy statement released to shareholders in conjunction with the previous year's meeting.

Code of Ethics

We maintain a code of business conduct and ethics governing the conduct of our business and behavior by all personnel including our Chief Executive Officer, President and Chief Financial Officer. The code was last reviewed and amended in December 2006. A copy of the code is posted on LSR's website.

Compensation Committee

In consultation with senior management, the Compensation Committee establishes the Company's general compensation philosophy, and oversees the development and implementation of executive compensation programs and policies with respect to the engagement of independent contractors of the Company. The Committee reviews on a periodic basis the Company's executive compensation programs and makes any modifications that the Committee may deem necessary or advisable, in its sole discretion.

The Committee annually reviews and approves the Company's goals and objectives relevant to the compensation of the Chief Executive Officer and evaluates the performance of the Chief Executive Officer in light of those goals and objectives, including assessing the Company's success in addressing the complexities and challenges that have been faced during that period. Based on such evaluation, the Committee has the sole authority to set the compensation (including base salary, incentive compensation and equity-based awards) of the Chief Executive Officer. In determining incentive compensation, the Committee considers, among other factors it deems appropriate from time to time, the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to management in prior years.

The Committee also reviews and approves the compensation (including base salary, incentive compensation and equity-based awards) of executive officers of the Company. The Committee reviews the terms of the Company's incentive compensation plans, equity-based plans, pension plans, and welfare benefit plans. Unless otherwise delegated, the Committee administers such plans, including determining any incentive or equity-based awards to be granted to members of senior management under any such plan.

The Compensation Committee is comprised of Messrs. Gabor Balthazar, Afonso Junqueiras and Yaya Sesay. Mr. Balthazar serves as Chairman. Each is considered to be an independent director. In addition, the Compensation Committee addresses issues required or recommended to be addressed by independent directors, including administration of the Company's 2001 Equity Incentive Plan. The Compensation Committee of LSR held four (4) meetings during 2006 and held 1 meeting during 2007 through the Record Date.

There were no Compensation Committee interlocks during 2006.

The Committee operates pursuant to a charter, which is available on the Company's website at www.lsrinc.net under the "Corporate Governance" icon. That charter was most recently reviewed and amended in March 2007. Under its charter, the stated purposes of the Compensation Committee are:

- To establish the Company's general compensation philosophy and oversee the development and implementation of executive compensation programs and policies;
- To annually review and approve the Company's goals and objectives relative to CEO compensation and to set the CEO compensation based on those goals and objectives;
- To review and approve the compensation of other executive officers;
- To review the terms of incentive compensation plans, equity-based plans, retirement plans and welfare benefit plans;
- To review policies with respect to post-service arrangements and perquisites;
- To produce with the assistance of management an annual report on executive compensation and a compensation discussion and analysis for inclusion in the Company's annual report on Form 10-K or annual proxy statement;
- To evaluate its own performance on an annual basis;
- To retain consultants and professional advisors as it deems appropriate; and
- To carry out such other duties as may be delegated to it by the Board from time to time.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

LSR's executive compensation programs are designed to attract, motivate and retain executives critical to the Company's long-term success and the creation of stockholder value. The Company's fundamental compensation philosophy is to closely link executive officers' total compensation with the achievement of annual and long-term performance goals. Management and the Compensation Committee believe that compensation decisions are complex and best made after a careful review of individual and Company performance; Contract Research Organization ("CRO") industry "peer group" compensation levels, including consideration of the relative size and complexity of each of these peer companies; and salary and total compensation levels of executives in other health care companies, high growth companies, and comparably sized companies. The Committee awards compensation to the Company's executive officers that is based upon Company and individual performance and that is designed to motivate them to achieve strategic objectives and to continue to perform at the highest levels in the future.

The Compensation Committee has developed an overall compensation program and specific compensation plans which are designed to enhance corporate performance, and thus stockholder value, by aligning the financial interests of executives with those of its stockholders. In pursuit of these overall objectives, the structure and scope of the Company's compensation program are designed to attract key executives to the Company and retain the best possible executive talent; to reinforce and link executive and stockholder interests through equity-based plans and encouragement of significant equity holdings in the Company; and to provide a compensation package that recognizes individual performance in conjunction with overall performance.

Based on the objectives described above, LSR strives to set a total compensation opportunity within range of the median of the total direct compensation paid to similarly situated executives at comparable companies against whom the Company competes in the CRO industry marketplace, and in the broader market for executive talent. Actual compensation may be above or below the median based on the actual performance of LSR and the individual. This approach is intended to ensure that a significant portion of executive compensation is based on LSR's financial and strategic performance.

Roles and Responsibilities

Both the Compensation Committee and senior management are involved in the development, review and evaluation, and approval of the Company's executive compensation programs. In general, the roles are discussed below; additional details regarding the roles of each are addressed in the discussion of the "Annual Review of Executive Compensation."

Compensation Committee

In consultation with senior management, the Compensation Committee establishes the Company's general compensation philosophy, and oversees the development and implementation of executive compensation programs and policies with respect to the engagement of independent contractors of the Company. The Committee reviews on a periodic basis the Company's executive compensation programs and makes any modifications that the Committee may deem necessary or advisable, in its sole discretion.

The Committee annually reviews and approves the Company's goals and objectives relevant to the compensation of the Chief Executive Officer and evaluates the performance of the Chief Executive Officer in light of those goals and objectives, including assessing the Company's success in addressing the complexities and challenges that have been faced during that period. Based on such evaluation, the Committee has the sole authority to set the compensation (including base salary, incentive compensation and equity-based awards) of the Chief Executive Officer. In determining incentive compensation, the Committee considers, among other factors it deems appropriate from time to time, the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to management in prior years.

The Committee also reviews and approves the compensation (including base salary, incentive compensation and equity-based awards) of executive officers of the Company. The Committee reviews the terms of the Company's incentive compensation plans, equity-based plans, pension plans, and welfare benefit plans. Unless otherwise delegated, the Committee administers such plans, including determining any incentive or equity-based awards to be granted to members of senior management under any such plan.

The Compensation Committee is comprised of Messrs. Gabor Balthazar, Afonso Junqueiras and Yaya Sesay. Mr. Balthazar serves as Chairman. Each is considered to be an independent director. In addition, the Compensation Committee addresses issues required or recommended to be addressed by independent directors, including administration of the Company's 2001 Equity Incentive Plan. The Compensation Committee of LSR held four (4) meetings during 2006 and held 1 meeting from January 1, 2007 through the date of this Form 10-K.

There were no Compensation Committee interlocks during 2006.

The Committee operates pursuant to a charter, which is available on the Company's website at www.lsrinc.net under the "Corporate Governance" icon. That charter was most recently reviewed and amended in March 2007. Under its charter, the stated purposes of the Compensation Committee are:

- To establish the Company's general compensation philosophy and oversee the development and implementation of executive compensation programs and policies;
- To annually review and approve the Company's goals and objectives relative to CEO compensation and to set the CEO compensation based on those goals and objectives;
- To review and approve the compensation of other executive officers;
- To review the terms of incentive compensation plans, equity-based plans, retirement plans and welfare benefit plans;
- To review policies with respect to post-service arrangements and perquisites;
- To produce with the assistance of management an annual report on executive compensation and a compensation discussion and analysis for inclusion in the Company's annual report on Form 10-K or annual proxy statement;
- To evaluate its own performance on an annual basis;
- To retain consultants and professional advisors as it deems appropriate; and
- To carry out such other duties as may be delegated to it by the Board from time to time.

Senior Management

The Company's senior management, under the leadership and direction of the Chief Executive Officer, sets the strategic direction for the Company and strives to design and develop compensation programs that motivate executives' behaviors consistent with strategic objectives. In collaboration with the Compensation Committee, senior management coordinates the annual review of the compensation programs for the executive officers. This includes an evaluation of individual and Company performance, factors that have influenced the Company during the year, competitive practices and trends, and various compensation issues. Based on the outcomes of this review, the CEO makes recommendations to the Compensation Committee regarding the compensation of each of the executive officers (other than the Chief Executive Officer, whose compensation is determined by the Compensation Committee).

Annual Review of Executive Compensation

LSR senior management and the Compensation Committee strive to maintain an executive compensation program that is structured to provide executive officers with a total compensation package that, at expected levels of performance, is competitive with those provided to other executives holding comparable positions or having similar qualifications in other similarly situated organizations in the CRO and healthcare industries. This is achieved by the preparation of an annual review of executive officer compensation.

In the preparation of the annual review, management, under the direction of the CFO, reviews proxy statements filed by LSR's CRO industry peer companies to obtain data about the compensation of the named executive officers. (Additional information regarding this peer group of companies is provided below). Based on competitive market data gathered from peer company proxy statements, management prepares a report to the Compensation Committee. The report may also include similar compensation information for selected small cap healthcare companies outside the CRO industry. This report also provides LSR executive officers' total compensation and equity holdings. Based on this report, discussion of compensation levels and packages offered to executives in other healthcare companies, and assessment of individual executive officer performance over the prior year, the CEO makes recommendations regarding the appropriate compensation for each of the executive officers (other than the Chief Executive Officer). After reviewing these materials, the Compensation Committee evaluates the executive's performance through reports from other senior management and, in some cases, personal observation. The Compensation Committee takes into account this evaluation and other appropriate considerations to arrive at individual compensation decisions.

In making its decisions on each executive officer's compensation, the Compensation Committee considers the nature and scope of all elements of the executive's total compensation package, the executive's responsibilities, factors pertaining to the executive's home country, and his or her effectiveness in supporting LSR's key strategic, operational and financial goals. The Compensation Committee also considers recommendations from the Chief Executive Officer regarding total compensation for those executive officers.

Although the Compensation Committee receives information and recommendations regarding the design and level of compensation of the Company's executive officers from Company management, the Compensation Committee makes the final decisions as to the plan design and compensation levels for these executives.

Compensation Peer Group

In determining the appropriate amount for each element of the total direct compensation (base salary, annual incentives, and long-term incentives), the Compensation Committee considers, among other things, the compensation paid for similar positions at other corporations within a peer group of companies prior to determining the executive officers' compensation. The peer group is comprised of companies against which LSR competes in the CRO industry. There have historically been only two other publicly traded companies that have conducted substantial amounts of pre-clinical CRO safety testing, which is the Company's primary business: Charles River Laboratories, Inc. and Covance, Inc. Thus, these two companies comprise the compensation peer group.

Management and the Compensation Committee acknowledge that both Charles River and Covance are substantially larger than the Company in terms of revenues and profits and take that fact into consideration when making compensation decisions. The total compensation of the Company's executive officers historically has been, and remains, below that of the total compensation paid at these peer companies. In addition to size differences, the Compensation Committee also takes into account differences in complexity and challenges faced by each of the Company and its peer group (some of which are unique to LSR) in determining the proper range of executive officer compensation.

Mix of Compensation

LSR's executive compensation program is composed of three key elements – base salary, an annual incentive bonus, and long term compensation – which represent an executive officer's total direct compensation (excluding benefits and perquisites). The Compensation Committee strives to align the relative proportion of each element of total direct compensation with the competitive market and LSR's objectives, as well as preserve the flexibility to respond to the challenges (some of which are unique to LSR) which the Company faces. The Compensation Committee's goal is to strike the appropriate balance between annual and long-term incentives, and it may adjust the allocation of pay to best support the Company's objectives. Historically, the majority of pay at LSR has been in the form of base salary. Annual bonuses have been paid only when Company financial performance has in the opinion of the Compensation Committee and Senior Management merited it; thus, in the last five years, despite the stock having increased by 1,400% and the operating margin increasing by over 1,000 basis points, the Compensation Committee has determined to award annual bonuses in only three of those five years. Equity compensation has been awarded only in two of those five years. For 2006, which was an unusual mix of compensation due to the issuance of equity compensation awards, the mix of these three elements for each of the named executive officers is illustrated in the following chart, and discussed in greater detail later in this Proxy Statement under the heading "Annual Incentive Awards":

Percent of Total Direct Compensation

Officer	Base Salary	Annual Incentive Award	Long-Term Incentive Awards[1]
Andrew Baker	38%	10%	52%
Richard Michaelson	38%	62%	0%
Brian Cass	38%	10%	52%
Julian Griffiths	40%	5%	55%
Mark Bibi	18%	31%	51%

[1] Based on the FAS 123(R) grant date fair value of stock and stock options granted in 2006.

The mixture of pay elements noted above represents the belief that executive officers should have elements of their compensation tied to both short and long term objectives. This pay mixture is the result of historical Company pay practices, management recommendations, and Compensation Committee determinations. Historically base salary has comprised a higher percentage of total compensation than was the case in 2006. During 2006 the Compensation Committee approved more incentive awards than they had in the past in recognition of certain singular achievements during 2006, such as the successful refinancing resulting in the new $70 million financing obtained in March 2006 and the successful passage of the legislation in the US known as the "Animal Enterprise Terrorism Act".

Elements of Executive Compensation

The key elements of direct compensation for the executive officers are base salary, an annual incentive bonus, and equity-based compensation, typically delivered through stock options and stock grants. Executive officers also are eligible for other elements of indirect compensation, comprised of health and welfare benefits, pension, insurance, savings plans, and certain perquisites. The Compensation Committee considers each of these elements when evaluating the overall compensation program design.

Annual Base Salary

Base salaries for executives are determined by evaluating the responsibilities of the position held and the experience of the individual, with reference to the competitive marketplace for executive talent, including a comparison to base salaries for positions having comparable responsibilities at other companies in the CRO industry. In addition to comparing base salary compensation of other companies, consideration is given to the relative overall corporate performance of the Company in relation to its competitors in the industry, with the objective of achieving standards and setting base executive salaries in the Company consistent with the market rate paid for comparable positions in the CRO industry, taking into account both size and complexity differences.

An executive officer's base salary generally reflects the officer's responsibilities, tenure, job performance, and direct competition for the executive's services. The Compensation Committee reviews the base salaries of each executive officer, including the Chief Executive Officer, on an annual basis. In addition to these annual reviews, the Committee may at any time review the salary of an executive who has received a significant promotion, whose responsibilities have been increased significantly, who has achieved exceptional performance, or who is the object of competitive pressure. Any adjustments are based on the results of the annual review of market salary data, job performance of the executive officer over time, and the expansion of duties and responsibilities, if any. No pre-determined weight or emphasis is placed on any one of these factors.

In general, the Committee targets the base salary levels of the Chief Executive Officer and other executive officers under the range of the 50th percentile of base salaries for comparable executive positions at key competitors. Adjustment of an individual executive officer's actual base salary above the range of the 50th percentile of this reference group would generally be based upon:

- Achieving or exceeding key business objectives;
- Highly developed individual skills critical to the Company;
- Demonstrating an ability to positively impact stockholder value;
- Consistently superior levels of performance;
- Experience and level of responsibility; and
- Availability of skills in the market place

During 2006, the Committee did not approve any increases to the base salaries of the named executive officers.

Annual Incentive Awards

The Company's executive officers and other key persons are considered for an annual cash and/or stock bonus. Eligible executives may receive bonus awards based upon certain percentages of base salary at threshold and maximum levels appropriate to the nature of their position in the Company. Whether any bonus is awarded, and, if so, the amount thereof depends upon actual performance against predetermined individual and corporate objectives established by the CEO or the Compensation Committee.

The potential payments available under the annual incentive program for the named executive officers depend on the attainment of performance goals recommended by management and approved by the Compensation Committee at the beginning of each year. In addition to these awards, the Compensation Committee may approve additional bonuses following a subjective evaluation of an executive officer's performance and success in areas deemed to be significant to LSR. Individual awards reflect both group performance and individual contributions to the Company's success.

In March 2006, the named executive officers received annual bonus awards based on the Company meeting predetermined financial goals established for fiscal year 2005 by the Compensation Committee. Specifically, the Compensation Committee had established for fiscal year 2005 two threshold levels of operating margin percentage on which to base the awarding of annual bonuses. The Company's 2005 financial performance met the first performance threshold.

The following table summarizes the bonus payments and ranges for each of the Company's named executive officers.

Officer	Bonus Paid as (% of Base Salary)	Possible Award Payout Range (% of Base Salary)
Andrew Baker	50%	50%-100%
Richard Michaelson	25%	25%-50%
Brian Cass	50%	50%-100%
Julian Griffiths	25%	25%-50%
Mark Bibi	25%	25%-50%

Each executive officer was offered the opportunity to be paid all or a portion of this bonus in shares of LSR common stock. Messrs. Baker, Cass, Michaelson and Bibi elected to receive the bonus completely in LSR shares and Mr. Griffiths elected to receive a portion of the bonus in LSR shares (the bonuses paid were disclosed and included in the 2005 Executive Compensation Table contained in the Company's proxy statement, dated April 17, 2006, for its annual meeting of stockholders).

Operating margin percentage was selected as the performance measure for use in the annual incentive (as well as in the long term incentive plans discussed below) because the Compensation Committee, as well as management, believes that it most accurately reflects the true financial and operating performance of the Company, and is the metric most directly impacted by the actions and efforts of management. Operating margin percentage is a measure of performance that is not affected by non-operational items, such as the non-cash accounting treatment associated with the Company's functional currency being the British Pound. Moreover, operating margin is a metric that can be compared to peer companies as a useful measure of performance. Finally, operating margin percentage is easily leveraged into an impact on stock price, which thus has the effect of aligning the interests of management with those of stockholders.

The Compensation Committee also determined that an important business goal for 2006 was refinancing the Company's $46 million outstanding principal amount of Convertible Capital Bonds (the "Bonds") that were coming due in September 2006. The Company was able to successfully refinance these Bonds in March 2006 through obtaining a $70 million principal amount five-year term loan and using a portion of the proceeds therefrom to redeem the Bonds. The Compensation Committee approved a special cash bonus to executive officers upon completion of the refinancing, as follows:

Officer	Percentage of Base Salary
Andrew Baker	25.0%
Richard Michaelson	12.5%
Brian Cass	25.0%
Julian Griffiths	12.5%
Mark Bibi	12.5%

For additional information regarding the metrics applicable to our Chief Executive Officer, see "Compensation of the Chief Executive Officer" below.

The bonuses for 2006 for the Chief Executive Officer and other named executive officers are disclosed in the "Bonus" column of the Summary Compensation Table.

Long-Term Compensation

LSR provides executives with long-term compensation through the LSR 2001 Equity Incentive Plan (the "EIP"), which was approved by the Company's shareholders in 2001. The EIP is intended to encourage employees, consultants, and directors to acquire or increase their equity interest in the Company and to provide a means whereby they may develop a sense of proprietorship and personal involvement in the development and financial success of the Company. The EIP also encourages this group to remain with and devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its stockholders. The EIP also enhances the Company's and its subsidiaries' ability to attract and retain the services of individuals who are essential for the growth and profitability of the Company, and the enhancement of shareholder value.

2004 Long Term Incentive Plan

The EIP permits the grant of a variety of stock and stock-based awards. The Compensation Committee adopted as of June 1, 2004 the 2004 Long Term Incentive Plan ("2004 LTIP"). The 2004 LTIP was designed to retain and motivate management to improve the Company's financial performance, specifically as evidenced by operating margin percentage, over the three year period through December 31, 2006. The LTIP involved two aspects: a) the grant of stock options to management that would not vest until March 31, 2007 (the date by which final 2006 financial performance would be finalized, audited and publicly reported) and b) a cash award calculated as a percentage of the employee's base salary as of June 1, 2004 that would be payable at three different threshold levels of operating margin percentage performance achieved at December 31, 2006. The Compensation Committee determined to set aggressive thresholds for these bonus payments, believing that would serve as the best motivational tool.

The stock options granted in connection with the 2004 LTIP were granted with an exercise price of $3.30 per share, equal to the closing market price of LSR common stock on the June 1, 2004 grant date. The named executive officers received these options with an exercise date of March 31, 2007 as a motivation to retain such officers in the Company's employ through the 3-year performance period specified in the 2004 LTIP. The named executive officers received the following number of stock options:

Andrew Baker	55,500
Richard Michaelson	30,303
Brian Cass	55,500
Julian Griffiths	27,750
Mark Bibi	20,455

The potential cash bonus to be received by the named executive officers based upon fiscal year 2006 financial performance had the following ranges of percentages of base salary as of June 1, 2004:

Andrew Baker	50% - 200%
Richard Michaelson	40% - 160%
Brian Cass	50% - 200%
Julian Griffiths	40% - 160%
Mark Bibi	30% - 120%

The Company's operating margin percentage for fiscal year 2006 did not meet the minimum threshold established under the 2004 LTIP. Accordingly, no cash bonuses were paid under that plan.

2007 Annual and Long Term Incentive Plans

In December 2006 the Compensation Committee adopted both an annual 2007 incentive plan (the "2007 Annual Bonus Plan") and a long term retention program, including a new long-term incentive plan to replace the 2004 LTIP (the "2007 LTIP"). Awards under both the Company's annual bonus plan and the long-term retention program, including the long-term incentive plan, are issued under the EIP.

A.   2007 Annual Bonus Plan

At its meeting on December 6, 2006, the Committee determined amounts that may be paid to executive officers and certain additional senior management members of the Company based on the achievement of varying levels of operating performance during fiscal year 2007. The Committee established three specific levels of operating margin percentage as the thresholds for payment, each above current levels of operating performance. The awards would be paid in cash following completion of the 2007 audited financial statements showing the level of operating performance achieved, if the minimum threshold level or a higher performance level is achieved, taking into account the payment of such bonuses.

The aggregate amount payable to all participants if the minimum threshold performance level is achieved is approximately $1.5 million; if the middle threshold performance level is achieved is approximately $3.0 million; and if the maximum threshold level is achieved is approximately $4.6 million. The potential ranges of payment under this plan for each of the executive officers is as follows:

Andrew Baker, Chairman and CEO*	$304,128 - $912,384
Richard Michaelson, CFO	$75,000 - $225,000
Brian Cass, President and Managing Director*	$304,128 - $912,384
Julian Griffiths, Vice President of Operations*	$76,032 - $228,096
Mark Bibi, Secretary and General Counsel	$75,000 - $225,000

*   Payments to Messrs. Baker, Cass and Griffiths are made in UK pounds sterling. For purposes of estimating these payments in US dollars, an exchange rate of £1.00 = $1.8432 has been used.

B.   Long-Term Retention Program

In order to encourage valuable members of the management team to remain with the Company over the next three years, the Committee has adopted a long-term retention program that contains two elements: the 2007 LTIP and the grant of equity.

1.   2007 LTIP

At its meeting on December 6, 2006, the Committee determined amounts that may be paid to executive officers and certain senior management members of the Company in respect of LTIP awards for the three-year 2007-2009 performance period. The Committee established a specified level of operating margin percentage to be achieved over any four consecutive quarters during such performance period that would trigger the payment of the awards. This threshold level of operating margin percentage is higher than the maximum level of operating margin percentage under the 2007 Bonus Plan. As they did with the 2004 LTIP, the Committee determined to establish aggressive targets, but targets that they believe are achievable within that time period. The awards would be paid in cash following confirmation by the Company's independent auditor that the threshold performance level had been achieved, taking into account the payment of such bonuses.

The aggregate amount payable to all participants (which includes the five executive officers and other key members of management) under the 2007 LTIP if the threshold performance level is achieved is approximately $5 million. The potential payments under this plan for each of the executive officers is as follows:

Andrew Baker, Chairman and CEO*	$1,216,512
Richard Michaelson, CFO	$480,000
Brian Cass, President and Managing Director*	$1,216,512
Julian Griffiths, Director of Operations*	$486,605
Mark Bibi, Secretary and General Counsel	$360,000

* Payments to Messrs. Baker, Cass and Griffiths are made in UK pounds sterling. For purposes of estimating these payments in US dollars, an exchange rate of £1.00 = $1.8432 has been used.

2. Senior Management Stock Options/Stock Grants

At its meeting on December 6, 2006, the Committee (a) authorized the reservation of an additional 750,000 shares of common stock for issuance under the EIP (both at that meeting and in the future) and (b) approved the grant under the EIP to members of senior management of LSR of stock options to acquire an aggregate of 480,000 shares of Common Stock, including the following grants to executive officers: options to acquire 100,000 shares to Andrew Baker, Chairman and CEO; options to acquire 100,000 shares to Brian Cass, President and Managing Director; options to acquire 50,000 shares to Julian Griffiths, Director of Operations; and options to acquire 100,000 shares to Mark Bibi, General Counsel and Secretary of LSR. The exercise price of such options was $9.95 per share, the average daily high price for the five trading days ending on the date of the December 6 Compensation Committee meeting. Such options vest one half on December 31, 2008 and one half on December 31, 2009. The Committee also approved at that meeting the grant of 50,000 shares of Common Stock to each of Richard Michaelson, CFO and Mark Bibi, General Counsel and Secretary.

Health and Welfare Benefits

The Company provides its executive officers with benefits that are intended to be a part of a competitive total compensation package that provides health and welfare and retirement programs comparable to those provided to employees and executives at other companies in the CRO industry. Except as specifically noted below, executive officers participate in the Company's health, life insurance and welfare programs on the same relative basis as other LSR employees.

Pension, Insurance and Savings Plans

The Company provides its executive officers with benefits that are intended to be a part of a competitive total compensation package that provides retirement and savings programs comparable to those provided to employees and executives at other companies in the CRO industry and the general market. The benefit plan descriptions below and accompanying tables provided in the "Summary Compensation Table", and "Pension Benefits Table" provides an explanation of the major features of the Company's employee benefit plans.

Pension Plans – Andrew Baker and Brian Cass each receives pursuant to his employment agreement an annual contribution to his private pension arrangements equivalent to 33% of his base annual salary. Julian Griffiths receives an annual contribution to his private pension arrangements equivalent to 20% of his base annual salary. LSR does not offer any pension plans to US employees, so neither Richard Michaelson nor Mark Bibi has any pension plan.

Insurance Plans – Richard Michaelson receives pursuant to his employment agreement reimbursement for $1 million of term life insurance, and supplemental long term care insurance coverage. Andrew Baker receives pursuant to his employment agreement reimbursement for his life insurance premiums.

Medical Plans – Andrew Baker receives pursuant to his employment agreement reimbursement for his private medical insurance.

Savings Plans – The Company provides executive officers in the U.S. the opportunity to participate along with all other U.S. employees in the Huntingdon Life Sciences Savings and Investment Plan (the "401(k)

Plan") a tax-qualified broad-based employee savings plan. Employee contributions up to 15% of pre-tax annual compensation are permitted up to dollar limits established annually by the Internal Revenue Service ("IRS"). The Company contributes 75% of employee contributions up to a maximum of 6%.

Perquisites

Relocation Allowance – The Company provides Andrew Baker and Brian Cass each a relocation allowance of £2,000 per month.

Car Allowance – The Company provides executive officers with the following car allowances: £1,000 per month to Messrs. Baker and Cass, £750 per month to Mr. Griffiths, and $1,000 per month to Messrs. Michaelson and Bibi.

Tax Preparation Fees – The Company paid tax preparation fees in 2006 for Messrs. Michaelson and Bibi in the amount of $1,362 for Mr. Michaelson and $1,356 for Mr. Bibi.

Club Fees – The Company paid $1,342 for membership fees for a luncheon club that provides Manhattan meeting space for the use of Richard Michaelson.

Gasoline expenses – The Company paid the gasoline expenses for Messrs. Cass and Griffiths in the amount of $9,111 for Mr. Cass and $3,287 for Mr. Griffiths.

Employment Agreements

Andrew Baker

The services of Mr. Baker are provided for not less than 100 days per year through a management services contract between Huntingdon and Focused Healthcare Partners ("FHP"), an investment firm controlled by Mr. Baker. Under the contract, FHP agrees to provide the services of Mr. Baker as Chairman and CEO of the Company. The management services contract will continue until terminated on 12 months' written notice from either party.

Under the management services contract FHP was paid during 2006 an annual fee of £330,000. Mr. Baker receives health and medical insurance benefits from the Company. Mr. Baker receives contributions to his private pension arrangements, equivalent to 33 percent of this basic annual fee. He is also entitled to a non-pensionable car allowance of £1,000 per month and £2,000 per month as a relocation allowance. The management services contract may be terminated if either FHP or Mr. Baker is guilty of serious misconduct or is in material breach of the terms of the contract, among other reasons. In the event of termination without "cause" following a "change in control", as defined, FHP would receive a payment equal to 2.99 times this annualized fee plus an amount equal to 2.99 times all incentive compensation earned or received by FHP or Mr. Baker during the 12 months prior to termination.

Both FHP and Mr. Baker are bound by confidentiality restrictions and a restriction preventing Mr. Baker from holding any interests conflicting with those of the Company, without the Company's consent. Mr. Baker has undertaken to the Company that, during the continuance of the management services contract, he will not without the prior consent of the Company, be concerned or interested in any business, which competes or conflicts with the business of the Company.

Richard Michaelson

The services of Mr. Michaelson are provided through a service agreement between him and Huntingdon Life Sciences Inc. (a wholly owned subsidiary of the Company). The service agreement appoints Mr. Michaelson as Chief Financial Officer of the Company. Mr. Michaelson's service agreement will continue until terminated by Mr. Michaelson on thirty days' written notice or by Huntingdon Life Sciences Inc. on 12 months' written notice. In the event of termination without "cause" following a "change in control", as defined, Mr. Michaelson would receive a payment equal to 2.99 times his annual salary plus an amount equal to 2.99 times all incentive compensation earned or received by Mr. Michaelson during the 12 months prior to termination.

Mr. Michaelson received during 2006 an annual salary of $300,000 gross, and is entitled to health insurance, life insurance, personal accident insurance, medical expenses insurance, long term care insurance, and participation in the 401(k) Plan of Huntingdon Life Sciences Inc. Mr. Michaelson's service agreement also provides for the payment of a bonus to Mr. Michaelson in the absolute discretion of the Company's Board. In addition, Mr. Michaelson is entitled to a car allowance of $1,000 gross per month.

The agreement may be terminated if Mr. Michaelson is guilty of serious misconduct or is in material breach of the terms of the service agreement, amongst other reasons.

Mr. Michaelson is bound by confidentiality restrictions and a restriction preventing him from being engaged, concerned or interested in any business conflicting with the business of the Company or any subsidiary unless the Board otherwise consents or the interest is limited to a holding or other interest of no more than 5 percent of the total amount of shares or securities of any company quoted on a recognized investment exchange.

Brian Cass

The services of Mr. Cass are provided through a service agreement between Huntingdon Life Sciences Limited (a wholly owned subsidiary of the Company) and Mr. Cass, which appoints Mr. Cass as President/Managing Director of the Company. Mr. Cass' service agreement can be terminated on two years' written notice from either party.

Mr. Cass received during 2006 a gross salary of £330,000 per annum. Under the service agreement, Mr. Cass is also entitled to health insurance, life insurance, personal accident insurance and medical expenses insurance. Mr. Cass receives contributions to his private pension arrangements, equivalent to 33 percent of his basic annual salary. He is also entitled to a non-pensionable car allowance of £1,000 gross per month and £2,000 per month as relocation allowance. Mr. Cass' service agreement also provides for payment to Mr. Cass of a bonus, in the absolute discretion of the Company's Board. In the event of termination without "cause" following a "change in control", as defined, Mr. Cass would receive a payment equal to 2.99 times his annual salary plus an amount equal to 2.99 times all incentive compensation earned or received by Mr. Cass during the 12 months prior to termination.

Mr. Cass' service agreement may be terminated if Mr. Cass is guilty of serious misconduct or is in material breach of the terms of the service agreement or is in breach of the model code for securities transactions by directors of listed companies, among other reasons.

Mr. Cass is bound by confidentiality restrictions and a restriction preventing him from being engaged, concerned or interested in any business that conflicts with the business of the Company or any subsidiary unless either the Company's Board otherwise consents or the interest is limited to a holding or other interest of no more than 5 percent of the total amount of shares or securities of any company quoted on a recognized investment exchange.

Julian Griffiths

The services of Mr. Griffiths are provided through a service agreement between him and Huntingdon Life Sciences Limited (a wholly owned subsidiary of the Company). The service agreement appointed Mr. Griffiths as Finance Director of Huntingdon and he now holds the position of Vice President of Operations. Mr. Griffiths' service agreement will continue until terminated by Mr. Griffiths on six months' written notice or by Huntingdon Life Sciences Limited on 12 months' written notice. In the event of termination without "cause" following a "change in control", as defined, Mr. Griffiths would receive a payment equal to 2.99 times is annual salary plus an amount equal to 2.99 times all incentive compensation earned or received by Mr. Griffiths during the 12 months prior to termination.

Mr. Griffiths received during 2006 an annual salary of £165,000 gross and is entitled to permanent health insurance, life insurance, personal accident insurance, medical expenses insurance and pension benefits. Mr. Griffiths receives contributions to his private pension arrangements, equivalent to 20 percent of his basic annual salary. Mr. Griffiths' service agreement also provides for the payment of a bonus to Mr. Griffiths in the absolute discretion of the Company's Board.

In addition, Mr. Griffiths is entitled to a non-pensionable car allowance of £750 gross per month.

The agreement may be terminated if Mr. Griffiths is guilty of serious misconduct or is in material breach of the terms of the service agreement, amongst other reasons.

Mr. Griffiths is bound by confidentiality restrictions and a restriction preventing him from being engaged, concerned or interested in any business conflicting with the business of the Company or any subsidiary unless either the Company's Board otherwise consents or the interest is limited to a holding or other interest of no more than 5 percent of the total amount of shares or securities of any company quoted on a recognized investment exchange.

Mark Bibi

The services of Mr. Bibi are provided through a service agreement between him and Huntingdon Life Sciences Inc. (a wholly owned subsidiary of the Company). The service agreement appointed Mr. Bibi as General Counsel and Secretary of Huntingdon Life Sciences Inc. and he now also serves as the Company's General Counsel and Secretary. Mr. Bibi's service agreement will continue until terminated by Mr. Bibi on thirty days' written notice or by Huntingdon Life Sciences Inc. on 12 months' written notice. In the event of termination without "cause" following a "change in control", as defined, Mr. Bibi would receive a payment equal to 2.99 times his annual salary plus an amount equal to 2.99 times all incentive compensation earned or received by Mr. Bibi during the 12 months prior to termination.

Mr. Bibi received an annual salary in 2006 of $300,000 gross and is entitled to health insurance, life insurance, personal accident insurance, medical expenses insurance and participation in the 401(k) Plan of Huntingdon Life Sciences Inc.

Mr. Bibi's service agreement also provides for the payment of a bonus to Mr. Bibi in the absolute discretion of the Company's Board.

In addition, Mr. Bibi is entitled to a car allowance of $1,000 gross per month.

The agreement may be terminated if Mr. Bibi is guilty of serious misconduct or is in material breach of the terms of the service agreement, amongst other reasons.

Mr. Bibi is bound by confidentiality restrictions and a restriction preventing him from being engaged, concerned or interested in any business conflicting with the business of the Company or any subsidiary unless the Board otherwise consents or the interest is limited to a holding or other interest of no more than 5 percent of the total amount of shares or securities of any company quoted on a recognized investment exchange.

Compensation of the Chief Executive Officer

In connection with the review of the Chief Executive Officer's annual salary for 2006, the Compensation Committee reviewed, among other things, the report that compared Mr. Baker's total compensation to that of peer company CEOs. The Committee also considered certain key goals for 2006, including refinancing the Bonds and certain unique challenges faced by the Company (most notably the animal rights extremist campaign against the Company) that makes Mr. Baker's successful performance all the more notable.

For 2006, Mr. Baker's base salary was £330,000. In March 2006 he received an annual bonus for achievement of 2005 financial goals of £165,000, which he was paid in 31,493 shares of LSR common stock. He also received in March 2006 a special bonus of £82,500 in consideration for his role in the successful refinancing of the Bonds. In December 2006 the Compensation Committee awarded Mr. Baker 100,000 stock options at an exercise price of $9.95 per share (equal to the average of the highest daily stock price of LSR common stock for the five trading days ending on the grant date), which options vest 50% on December 31, 2008 and 50% on December 31, 2009. When viewed in combination, his 2006 base salary plus actual annual incentive compensation was $1,644,470.

Accounting and Tax Treatments of the Elements of Compensation

The Company accounts for stock-based awards, including stock options and stock awards, as provided in FAS123(R).

The Compensation Committee considers the potential impact of IRC Section 162(m) on compensation decisions. Section 162(m) disallows a tax deduction by the Company for individual executive compensation exceeding $1 million in any taxable year for the Chief Executive Officer and the other four highest compensated senior executive officers, other than compensation that is performance-based under a plan that is approved by the stockholders of the Company and that meets certain other technical requirements. The Committee's approach with respect to qualifying compensation paid to executive officers for tax deductibility purposes is that executive compensation plans will generally be designed considering a number of factors, including tax deductibility. However, non-deductible compensation may still be paid to executive officers when necessary for competitive reasons, to attract or retain a key executive, to enable the company to retain flexibility in maximizing its pay for performance philosophy, or where achieving maximum tax deductibility would not be in the best interest of the Company.

Post-Employment Compensation

Each of the Company's named executive officers is party to an employment agreement that specifies the payment of certain post-employment compensation. In the event their employment terminates other than for cause (and not in connection with a change of control of the Company), Messrs. Baker, Michaelson, Griffiths and Bibi would continue to receive their base compensation for a period of 12 months, and Mr.

Cass for a period of 24 months. If their employment is terminated without cause following a change in control, each of Messrs. Baker, Cass, Michaelson, Griffiths and Bibi would receive a payment equal to 2.99 times base compensation plus an amount equal to 2.99 times all incentive compensation earned during the 12 months prior to termination.

Set forth below are the total amounts payable in the event of termination without a change in control and with a change in control:

	Without a change in control			With a change in control		
	Base compensation ($)	Incentive compensation ($)	Total ($)	Base compensation ($)	Incentive compensation ($)	Total ($)
Andrew Baker	608,256	-	608,256	1,818,685	454,671	2,273,356
Richard Michaelson	300,000	-	300,000	897,000	1,487,525	2,384,525
Brian Cass	1,216,512	-	1,216,512	1,818,685	454,671	2,273,356
Julian Griffiths	304,128	-	304,128	909,343	113,668	1,023,011
Mark Bibi	300,000	-	300,000	897,000	1,487,525	2,384,525

The above table values are calculated using the 2006 base compensation and the 2006 incentive compensation earned during 2006, converted at a rate of $1.8432 for Messrs. Baker, Cass and Griffiths, who are paid in UK Pounds Sterling.

Compensation tables follow on the subsequent pages.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Andrew Baker Chairman and Chief Executive Officer	2006	608,256	152,064	-	831,970	-	-	296,173	1,888,463
Richard Michaelson Chief Financial Officer and Secretary	2006	300,000	37,500	460,000	-	-	-	45,082	842,582
Brian Cass President	2006	608,256	152,064	-	831,970	-	-	287,506	1,879,796
Julian Griffiths Vice President of Operations	2006	304,128	38,016	-	415,985	-	-	85,059	843,188
Mark Bibi General Counsel and Secretary	2006	300,000	37,500	460,000	831,970	-	-	23,076	1,652,546

Salary and other payments: Messrs. Baker, Cass and Griffiths are paid in UK pounds sterling. These amounts have been converted at the rate of 2006: $1.8432.

Stock awards: The value of stock awards represents the number of shares multiplied by the closing price on the date of the award.

Options price: The options issued on December 6, 2006 had an exercise price of $9.95 per share, the average daily high price for the five trading days ending on December 6, 2006.

Options – fair value: The fair value of the options were estimated using a Black-Scholes option pricing model, with the assumptions; expected dividend yield of stock at 0%; expected volatility of stock 161.50%; risk-free interest rate 4.48% and the weighted average expected term on the options of 6.28 years.

All other compensation:

Andrew Baker: Included within 'All Other Compensation' were pension contributions of $200,724, medical insurance of $16,284, life insurance of $12,810, a car allowance of $22,118 and a relocation allowance of $44,237.

Richard Michaelson: Included within 'All Other Compensation' were insurance of $26,810 and a car allowance of $12,000.

Brian Cass: Included within 'All Other Compensation' were pension contributions of $200,724, a car allowance of $22,118 and a relocation allowance of $44,237.

Julian Griffiths: Included within 'All Other Compensation' were pension contributions of $60,826 and a car allowance of $16,589.

Mark Bibi: Included within 'All Other Compensation' was a $12,000 car allowance.

Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Securities Underlying Options (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Minimum Threshold ($)	Middle Threshold ($)	Maximum Threshold ($)	Threshold ($)	Target ($)	Maximum ($)				
Andrew Baker											
2007 Annual Bonus Plan	December 6, 2006	304,128	608,256	912,384	-	-	-	-	-	-	-
2007 LTIP	December 6, 2006	1,216,512	1,216,512	1,216,512	-	-	-	-	-	-	-
Options	December 6, 2006	-	-	-	-	-	-	-	100,000	8.32	831,970
Richard Michaelson											
2007 Annual Bonus Plan	December 6, 2006	75,000	150,000	225,000	-	-	-	-	-	-	-
2007 LTIP	December 6, 2006	480,000	480,000	480,000	-	-	-	-	-	-	-
Management shares	December 6, 2006	-	-	-	-	-	-	50,000	-	9.20	460,000
Brian Cass											
2007 Annual Bonus Plan	December 6, 2006	304,128	608,256	912,384	-	-	-	-	-	-	-
2007 LTIP	December 6, 2006	1,216,512	1,216,512	1,216,512	-	-	-	-	-	-	-
Options	December 6, 2006	-	-	-	-	-	-	-	100,000	8.32	831,970
Julian Griffiths											
2007 Annual Bonus Plan	December 6, 2006	76,032	152,064	228,096	-	-	-	-	-	-	-
2007 LTIP	December 6, 2006	486,605	486,605	486,605	-	-	-	-	-	-	-
Options	December 6, 2006	-	-	-	-	-	-	-	50,000	8.32	415,985
Mark Bibi											
2007 Annual Bonus Plan	December 6, 2006	75,000	150,000	225,000	-	-	-	-	-	-	-
2007 LTIP	December 6, 2006	360,000	360,000	360,000	-	-	-	-	-	-	-
Options	December 6, 2006	-	-	-	-	-	-	-	100,000	8.32	831,970
Management shares	December 6, 2006	-	-	-	-	-	-	50,000	-	9.20	460,000

The options issued on December 6, 2006 had an exercise price of $9.95 per share, the average daily high price for the five trading days ending on December 6, 2006.
The fair value of the options were estimated using a Black-Scholes option pricing model, with the assumptions; expected dividend yield of stock at 0%;
expected volatility of stock 161.50%; risk-free interest rate 4.48% and the weighted average expected term on the options of 6.28 years.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Andrew Baker	200,000	-	-	$1.50	March 1, 2012	-	-	-	-
		55,500	-	$3.30	June 1, 2014	-	-	-	-
		100,000	-	$9.95	December 6, 2016	-	-	-	-
Richard Michaelson	90,000	-	-	$1.50	March 1, 2012	-	-	-	-
		30,303	-	$3.30	June 1, 2014	-	-	-	-
Brian Cass	200,000	-	-	$1.50	March 1, 2012	-	-	-	-
		55,500	-	$3.30	June 1, 2014	-	-	-	-
		100,000	-	$9.95	December 6, 2016	-	-	-	-
Julian Griffiths	60,000	-	-	$1.50	March 1, 2012	-	-	-	-
		27,750	-	$3.30	June 1, 2014	-	-	-	-
		50,000	-	$9.95	December 6, 2016	-	-	-	-
Mark Bibi	50,000	-	-	$1.50	March 1, 2012	-	-	-	-
		20,455	-	$3.30	June 1, 2014	-	-	-	-
		100,000	-	$9.95	December 6, 2016	-	-	-	-

Option Exercises and Stock Vested Table

| | Options Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Andrew Baker	-	-	31,493	289,736
Richard Michaelson	-	-	58,152	534,998
Brian Cass	-	-	31,493	289,736
Julian Griffiths	-	-	4,076	37,499
Mark Bibi	-	-	58,152	534,998

The aggregate number of stock awards and option awards held by each director at fiscal year-end

	Option Awards	Share Awards
Andrew Baker	355,500	31,493
Brian Cass	355,500	31,493
Gabor Balthazar	22,500	2,500
Yaya Sesay	2,500	2,500
Afonso Junqueiras	2,500	2,500

Summary Compensation Table for Non-Executive Directors

Name and Principal Position	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gabor Balthazar	2006	44,237	26,875	23,668	-	-	-	94,780
Yaya Sesay	2006	27,500	26,875	23,668	-	-	-	78,043
Afonso Junqueiras	2006	25,000	26,875	23,668	-	-	-	75,543

Compensation Committee Interlocks and Insider Participation

The Company's Compensation Committee was comprised during 2006 of Gabor Balthazar, Afonso Junqueiras and Yaya Sesay. Mr. Balthazar served as Chairman. That composition remains the same currently. None of such persons was during 2006 or currently is or prior to 2006 was an officer or employee of the Company. None of such persons had any relationship requiring disclosure under Item 404 of Regulation S-K.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") contained elsewhere in this Proxy Statement with the Company's management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the CD&A be included in this Proxy Statement and in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

> Gabor Balthazar
> Afonso Junqueiras
> Yaya Sesay

CERTAIN RELATIONSHIPS AND
TRANSACTIONS WITH RELATED PERSONS

Private Placement. On March 28, 2002 LSR completed the sale of 5,085,334 shares of Common Stock in a private placement transaction (the "Private Placement"). All shares were sold for a purchase price of $1.50 per share. Certain persons related to LSR purchased shares of LSR Common Stock in the Private Placement:

Andrew Baker. Mr. Baker, Chairman and CEO of LSR, acquired 1,480,000 shares of LSR Common Stock in the Private Placement. 1,400,000 of such shares were acquired through conversion of $2,100,000 of the £2,000,000 ($2,910,000) loan made by Mr. Baker to Huntingdon in September 2002 (the "Baker Loan") and 80,000 shares were acquired through conversion of a portion of the $550,000 participation in the Baker Loan entered into by FHP in March 2001 (the "FHP Participation").

Brian Cass. Mr. Cass, President and Managing Director of LSR, acquired 400,000 shares of LSR Common Stock in the Private Placement. Mr. Cass acquired such shares through the delivery of two promissory notes, both of which were paid in full in 2006. Both such promissory notes, each in the amount of £211,678.60, were to come due on March 28, 2007; bear interest at the rate of 5% per annum; and were secured by the 200,000 shares of LSR Common Stock purchased with the proceeds of each such loan. The due date of each promissory note would be accelerated if Mr. Cass voluntarily resigned from his employment with LSR or had his employment terminated. Repayment of one of the promissory notes was to be made by automatic deduction of £44,000 per year from the yearly pension contribution made by the Company to a pension plan established by Mr. Cass. The other note was further collateralized by the £214,500 accrued in such pension account. In addition, one-third of any yearly bonus received by Mr. Cass was to be used to reduce principal of the promissory notes.

Richard Michaelson. Mr. Michaelson, Chief Financial Officer of LSR, acquired 150,000 shares of LSR Common Stock in the Private Placement. 100,000 of such shares were acquired for cash and 50,000 of such shares were acquired through conversion of a portion of the FHP Participation, representing Mr. Michaelson's former ownership interests in FHP. Mr. Michaelson no longer has any ownership interest in FHP.

Julian Griffiths. Mr. Griffiths, former director of LSR and current Director of Operations of LSR, acquired 50,000 shares of LSR Common Stock in the Private Placement. Mr. Griffiths acquired such shares through the delivery of a promissory note in the principal amount of £52,817 ($94,315), which was to come due on March 28, 2007; but was paid in full in 2003. The promissory note bore interest at the rate of 5% per annum; and was secured by the 50,000 shares of LSR Common Stock purchased with the proceeds of the loan.

Mark Bibi. Mr. Bibi, General Counsel and Secretary of LSR, acquired 50,000 shares of Common Stock in the Private Placement for cash.

In view of the proposed participation in the Private Placement by certain directors and officers of LSR and Huntingdon, a Special Committee of the LSR Board was formed to consider, negotiate and approve the Company's decision to sell shares in the Private Placement and the terms of that sale. The members of the Special Committee were Messrs. Gabor Balthazar and John Caldwell, both of whom were non-employee directors at the time and considered to be independent directors and neither of whom participated in the Private Placement.

FHP Warrants. Warrants to acquire 410,914 shares of Common Stock at an exercise price of $1.50 were issued to FHP on June 12, 2002 following approval of such issuance by LSR's stockholders at the 2002 Annual Meeting of Stockholders. FHP is controlled by Andrew Baker, Chairman and Chief Executive Officer of LSR. Mr. Baker is currently the beneficial owner of 2,381,616 shares of LSR Common Stock, including such warrants. See "Security Ownership of Directors and Executive Officers".

Baker Loan. In September 2000 Mr. Baker made the Baker Loan to Huntingdon. $1,445,400 of this amount was drawn down immediately, a further $705,400 and $300,000 were drawn down on March 21, 2001 and May 21, 2001, respectively, while the final $450,000 was drawn down on July 18, 2001. The loan was repayable on demand, although it was subordinate to the Company's $33 million bank loan outstanding at the time, was unsecured and interest was payable monthly at a rate of 10% per annum. By Amendment No. 2 to the Baker Loan, dated March 20, 2001, FHP became party to the loan and $550,000 of the amount loaned was transferred to FHP. On March 28, 2002 $2,100,000 of Mr. Baker's loan was converted into 1,400,000 shares of LSR Common Stock and $300,000 of FHP's loan was converted into 200,000 shares of LSR Common Stock. As a result of such conversions approximately $260,000 remained payable to Mr. Baker and $250,000 remained payable to FHP. On March 24, 2003 $128,000 was repaid to Mr. Baker. On April 5, 2003, the remaining $132,000 was repaid to Mr. Baker and the remaining $250,000 was repaid to FHP.

Sale/Leaseback. On June 14, 2005, the Company entered into and consummated the Sale/Leaseback Transaction with Alconbury. Alconbury was newly formed in June 2005 and controlled by LSR's Chairman and CEO, Andrew Baker. The total consideration paid by Alconbury for the three properties was $40 million, consisting of $30 million cash and a five year, $10 million variable rate subordinated promissory note, which Alconbury paid in full on June 30, 2006, together with accrued interest of $0.6 million. The Company agreed to pay the expenses incurred by Alconbury in the Sale/Leaseback Transaction of $4.6 million, subject to Alconbury's obligation to reimburse those expenses in the future. Such reimbursement shall be made in equal installments in each year of the five-year period beginning on June 14, 2008, the third anniversary of the closing date of the Sale/Leaseback Transaction.

As part of the Sale/Leaseback Transaction, the Company (through subsidiaries) entered into thirty-year leases with Alconbury for each facility, with two five-year renewal options. The initial base aggregate annual rent for the facilities was $4.9 million (approximately $1.8 million in the US and approximately $3.1 million in the UK) which increases by 3% each subsequent year for the UK facilities and by an amount equal to the annual US consumer price index for the US facility. Under the terms of the leases, no security deposit was initially required, but a three-month security deposit was paid at the time that Alconbury refinanced its financing arrangements. Additionally, because the leases are "triple net" leases, LSR also pays for all of the costs associated with the operation of the facilities, including costs such as insurance, taxes and maintenance.

Since the Sale/Leaseback Transaction was with a related party (Mr. Baker, LSR's Chairman and CEO and the controlling owner of Alconbury), an Independent Committee of LSR's Board of Directors (the "Committee") was formed to analyze and consider the proposed Sale/Leaseback Transaction. The Committee was comprised of the three independent directors of LSR: Gabor Balthazar, Afonso Junqueiras and Yaya Sesay. The Committee retained independent legal and financial advisors to assist in its analysis. The Committee and LSR's senior management (other than Mr. Baker) negotiated the key terms and provisions of the Sale/Leaseback Transaction with Alconbury. In evaluating the total consideration negotiated for this transaction, the committee took into consideration an assessment and review of the levels of consideration that were proposed to be paid by independent third party bidders over the prior several years for sale/leaseback transactions of the Company's operating facilities in transactions that were proposed and negotiated but not ultimately consummated. The Committee also obtained appraisals of the facilities from independent real estate appraisal firms and a fairness opinion from an independent investment banking firm.

The proceeds from the Sale/Leaseback Transaction (plus additional cash on hand) were used by the Company to pay in full its £22.6 million non-bank debt ($41.1 million based on exchange rates at the time).

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based upon a review of Forms 3, 4, and 5 filed with the Commission by the Company's directors and officers in 2006 the Company believes that all such required forms were filed on a timely basis.

ANNUAL REPORT AND FINANCIAL STATEMENTS

You are referred to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006, including the financial statements and the management's discussion and analysis of the Company's financial condition and results of operations contained therein, which is being mailed together with this Proxy Statement. The Annual Report on Form 10-K is not to be regarded as proxy soliciting material or a communication by means of which any solicitation is to be made.

STOCKHOLDER PROPOSALS

Any proposal by a stockholder intended to be presented at the Company's 2008 Meeting of Stockholders must be received by the Company no later than January 24, 2008 to be included in the Company's proxy statement and form of proxy relating to such annual meeting. Any proposal should be addressed to the offices of the Company, Mettlers Road, P. O. Box 2360, East Millstone, NJ 08875, Attention: Secretary.

Under the provisions of our By-Laws, for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) have given timely notice thereof in writing to the Secretary of the Company; (b) the business must be a proper matter for stockholder action under Maryland law; (c) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the Company with a "Solicitation Notice" (as that term is defined below), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable laws to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Company's voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice; and (d) if no Solicitation Notice relating thereto has been timely provided, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice. To be timely, a stockholder's notice must be delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the ninetieth (90th) calendar day nor earlier than the close of business on the one hundred and twentieth (120th) calendar day prior to the first (1st) anniversary of the preceding year's annual meeting. For purposes of the 2008 annual meeting, that would mean such notice must be delivered no later than the close of business on February 24, 2008 nor earlier than the close of business on January 24, 2008. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Company's Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner, (2) the class (and, if applicable, series) and number of shares of stock of the Company which are owned beneficially and of record by such stockholder and such beneficial owner, (3) a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (4) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the proposal or elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice"). The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Company of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor) in a proxy statement that has been prepared by the Company to solicit proxies for such annual meeting. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Director.

HOUSEHOLDING OF PROXY MATERIALS

Only one copy of this Proxy Statement has been sent to multiple stockholders who share the same address and last name, unless we have received contrary instructions from one or more of those stockholders. This procedure is referred to as "householding". We have been notified that certain intermediaries (brokers or banks) also will household proxy materials. We will deliver promptly, upon oral or written request, separate copies of the Proxy Statement to any stockholder at the same address. If you wish to receive separate copies of one or both of these documents, you may write to Life Sciences Research, Inc., P. O. Box 2360, Mettlers Road, East Millstone, NJ 08875, Attention: Secretary. You may contact your broker or bank to make a similar request. Stockholders sharing an address who now receive multiple copies of our Proxy Statement may request delivery of a single copy of each document by writing or calling us at the above address or by contacting their broker or bank (provided the broker or bank has determined to household proxy materials).

AVAILABLE INFORMATION

Our Internet website is located at http://www.lsrinc.net. The Company posts on its website its filings with the Securities and Exchange Commission ("SEC"), including those on Form 10-K, Form 10-Q and Form 8-K. The reference to our Internet website does not constitute incorporation by reference of the information contained on or hyperlinked from our Internet website and should not be considered part of this document.

The public may read and copy any materials we file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC's Internet website is located at http://www.sec.gov.

OTHER MATTERS

The Board does not know of any other matters to be brought before the Meeting. However, if any other matters should properly come before the Meeting, it is the intention of the persons named in the accompanying Proxy to vote such Proxy as in their discretion they may deem advisable.

By Order of the Board of Directors

Mark L. Bibi
Secretary and General Counsel

Dated: April 27, 2007